-----------------------------------                    -------------------------
             FORM 4                                          OMB APPROVAL
-----------------------------------                    -------------------------
|_|Check this box if no longer                         OMB Number      3235-0287
subject to Section 16 Form 4                           Expires:December 31, 2001
or Form 5 obligations may continue.                    Estimated average burden
-----------------------------------                     hours per response...0.5
                                                       -------------------------
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
    Securities Exchange Act of 1934, Section 17(2) of the Public Utility See
      Instruction 1(b) Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

(Print or Type Responses)

------------------------------------------   --------------------------------------------   ---------------------------------------
1.  Name and Address of Reporting Person*    2.  Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                               to Issuer (Check all applicable)
    Roblin        John                            Cover-All Technologies Inc. ("COVR")         _X_   Director   ____  10% Owner
                                                                                               _X_   Officer (give title below)
------------------------------------------   -------------------  -----------------------      ___   Other  (specifty below)
   (Last)        (First)    (Middle)         3.  IRS or Social    4.  Statement for           President and Chief Executive Officer
c/o Cover-All Technologies, Inc.                 Security Number       Month/Year           ----------------------------------------
18-01 Pollitt Drive                              of Reporting          August 2000          7. Individual or Joint/Group Filing
------------------------------------------       (Voluntary)      -----------------------          (Check Applicable Line)
   (Street)                                                       5.  If Amendment,          _X_ Form filed by One Reporting Person
                                                                      Date of Original       ___ Form filed by More than One
Fair Lawn      New Jersey   07410                                     (Month/Year)                Reporting Person
------------------------------------------   -------------------  -----------------------   ----------------------------------------
(City)        (State)       (Zip)

                                  Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
                        ------------------------------------------------------------------------------------------------------------
----------------------- ------------ ------------- ---------------------------------- ------------------ ------------  -------------
1.  Title of Security   2.Trans-     3.            4.  Securities Acquired (A)         5. Amount of       6. Owner     7.  Nature of
      (Instr. 3)        action          Trans-     or Disposed of (D)                  Securities         -ship        Indirect
                        Date            action     (Instr. 3, 4 and 5)                 Beneficially       Form:        Beneficial
                                        Code                                           Owned at           Direct (D)   Ownership
                                        (Instr. 8)                                     End of Month       Indirect (I) (Instr. 4)
                        (Month/                                                        (Instr. 3 and      (Instr. 4)
                         Day/                                                           4)
                         Year)

                                     ------------- ----------------------------------
                                     ------ ------ ------------ ------ --------------
                                     Code     V       Amount    (A)or     Price
                                                                 (D)
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------
                                                                         $0.6448 per
Common Stock            8/14/00        P              31,000      A         share          87,775             D
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------
                                                                         $0.7226 per
Common Stock            8/15/00        P              6,775       A         share          87,775             D
----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------

----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------

----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------

----------------------- ------------ ------ ------ ------------ ------ -------------- ------------------ ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*  If the form is filed by more than one reporting person, see Instruction
4(b)(v).

SEC 1474 (7-96)

FORM 4 (continued)         Table II-- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                           (e.g., puts, calls, warrants, options, convertible securities)

---------------- --------- -------- -------- ------------------ ------------ ------------------- -------- ---------- ------- -------
1.Title of Deri- 2.Conver- 3.Trans- 4.Trans- 5.Number of Deriv- 6.Date Exer- 7.Title and Amount  8.Price  9.Number   10.Own- 11.Nat-
vative Security  sion or   action   action   ative Securities   cisable and  of Underlying Sec-  of Deri- of Deri-   ership  ure of
(Instr. 3)       Exercise  Date     Code     Acuired (A) or     Expiration   uritieis            vative   vative     Form of Benefi-
                 Price of  (Month   (Instr.  Disposed of (D)    Date         (Instr. 3 and 4)    Security Securities Deriva- cial
                 Deri-     Day/      8)      (Instr. 3,4 and 5) (Month/Day                       (Inst.5) Benefi-    tive    Indir-
                 vative    Year)                                Year)                                     cially     Securi- ect own
                 Security                                                                                 owned at   ty: Di- ership
                                                                                                          end of     rect(D) (Inst.
                                                                                                          Month      or In-   4)
                                                                                                          (Instr.4)  dirct(I)
                                                                                                                     (Inst.4)
                                    -------- ------------------ ------------ -------------------
                                    ---- --- -------- --------- ----- ------ ------- -----------
                                                                Date  Expir- Title   Amount or
                                                                Exer- ation          Number of
                                    Code  V    (A)       (D)    cis-  Date           Shares
                                                                able
---------------- --------- -------- ---- --- -------- --------- ----- ------ ------- ----------- -------- ---------- ------- -------

---------------- --------- -------- ---- --- -------- --------- ----- ------ ------- ----------- -------- ---------- ------- -------

---------------- --------- -------- ---- --- -------- --------- ----- ------ ------- ----------- -------- ---------- ------- -------

---------------- --------- -------- ---- --- -------- --------- ----- ------ ------- ----------- -------- ---------- ------- -------

---------------- --------- -------- ---- --- -------- --------- ----- ------ ------- ----------- -------- ---------- ------- -------

Explanation of Responses:



                                 By: /s/ John Roblin             August 24, 2000
                                      -------------------------  ---------------
                                **Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained
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